Exhibit E

RECENT DEVELOPMENTS

The Economy

Gross Domestic Product and the Structure of the Economy

During the six months ended June 30, 2016, Peru’s economy expanded 4.1% in real terms based on GDP growth and domestic demand increased 1.1% compared to the six months ended June 30, 2015, due to public and private consumption.

In the six months ended June 30, 2016, private consumption grew by 3.5% in real terms and gross private investment decreased by 4.6%, as compared to the same period in 2015. Public sector investment increased 16.5% in six months ended June 30, 2016 due mainly to an increase in investments by regional governments and municipal governments, compared to the six months ended June 30, 2015. Private investment decreased 4.6% in the six months ended June 30, 2016 compared to the same period in 2015, primarily due to a decrease in the investment in the mining sector. Total gross investment during six months ended June 30, 2016 decreased 7.2% compared to six months ended June 30, 2015.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure(1)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2015	2016
Government consumption	11,572	11,796
Private consumption	61,633	60,913
Gross investment:
Public sector	3,302	3,672
Private sector	18,247	16,971
Change in inventories	3,069	1,573

Total gross investment	24,618	22,216
Exports of goods and services	19,448	18,969
Imports of goods and services	22,564	20,607

Net (exports)	(3,116)	(1,638)
GDP	94,707	93,287

(1)	Preliminary data.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

Gross Domestic Product by Expenditure(1)

(in millions of soles, at constant 2007 prices)

	For the six months ended June 30,
	2015	2016
Government consumption	27,857	29,758
Private consumption	148,349	153,581
Gross investment:
Public sector	7,926	9,234
Private sector	47,181	45,030
Change in inventories	7,870	4,195

Total gross investment	62,977	58,458
Exports of goods and services	55,667	60,312
Imports of goods and services	61,577	59,311

Net (exports)	(5,911)	1,001
Global Demand	239,183	241,797
GDP	233,272	242,798

(1)	Preliminary data.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

In the six months ended June 30, 2016 and compared to the six months ended June 30, 2015, public savings reached 5.0% and 7.0% of GDP, respectively, due to an increase in public investment.

In the six months ended June 30, 2016, domestic savings decreased to 19.4% of GDP from 20.6% of GDP in the six months ended June 30, 2015, due to a decrease in public sector savings.

External savings, as a percentage of GDP, decreased to 4.4% of GDP in the six months ended June 30, 2016 from 5.4% of GDP in the six months ended June 30, 2015.

Domestic investment as a percentage of GDP decreased to 23.8% in the six months ended June 30, 2016 from 26.0% in the six months ended June 30, 2015, primarily due to a decrease in private investments as a consequence of the finalization of the pre-operative phase of projects in the mining industry and a decrease in inventories which was partially offset by an increase in public sector investment.

Gross Domestic Product by Expenditure(1)

(as a percentage of total GDP, at current prices)

	For the six months ended June 30,
	2015	2016
Government consumption	12.2	12.7
Private consumption	65.1	65.3
Gross investment:
Public sector	3.5	3.9
Private sector	19.3	18.2
Change in inventories	3.2	1.7

Total gross investment	26.0	23.8
Exports of goods and services	20.5	20.4
Imports of goods and services	23.8	22.2

Net (exports)	(3.3)	(1.8)

GDP	100.0	100.0

(1)	Preliminary data.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

Gross Domestic Product by Expenditure(1)

(percentage change of total GDP, at constant 2007 prices)

	For the six months ended June 30,
	2015	2016
Government consumption	9.0	6.8
Private consumption	3.4	3.5
Gross investment:
Public sector	(16.1)	16.5
Private sector	(6.1)	(4.6)
Change in inventories	140.4	(46.7)

Total gross investment	—	(7.2)
Exports of goods and services	(0.6)	8.3
Imports of goods and services	1.7	(3.7)

Net (exports)	(30.2)	116.9

Global Demand	3.1	1.1

GDP	2.5	4.1

(1)	Preliminary data.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

Investment and Savings(1)

(as a percentage of current GDP)

	For the six months ended June 30,
	2015	2016
Domestic savings:
Public savings	7.0	5.0
Private savings	13.5	14.3

Total domestic savings	20.6	19.4
External savings	5.4	4.4

Total savings	26.0	23.8
Domestic investment	26.0	23.8

(1)	Preliminary data.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

In the six months ended June 30, 2016, per capita GDP decreased 2.6%, compared to the same period in the prior year.

Per Capita GDP(1) (2)

(in U.S. dollars, at current prices)

	For the six months ended June 30,
	2015	2016

Per capita GDP	6,080	5,924

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are mining and hydrocarbons, manufacturing, services (including wholesale and retail trade, transportation and tourism), agriculture and livestock.

Gross Domestic Product by Sector(1)

(in millions of soles, at constant 2007 prices)

	For the six months ended June 30,
	2015	2016
Primary production:
Agriculture and livestock(2)	14,072	14,209
Fishing	1,269	737
Mining and hydrocarbons(3)	27,991	33,524

Total primary production	43,332	48,470
Secondary production:
Manufacturing	32,275	30,554
Construction	13,195	13,390
Electricity and water	4,268	4,647

Total secondary production	49,738	48,591
Services:
Wholesale and retail trade	25,851	26,506
Other services(4):
Transportation	12,966	13,426
Lodging	7,761	7,976
Telecommunications	9,555	10,420
Financial services and insurance	13,868	11,681
Services rendered to private enterprise	12,294	12,615
Government services	11,188	11,707
Other services	24,558	28,835
Taxes	22,162	22,571

Total other services	114,352	119,231

Total services	140,203	145,737
Total GDP	233,272	242,798

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector(1)

(as a percentage of GDP, at constant 2007 prices)

	For the six months ended June 30,
	2015	2016
Primary production:
Agriculture and livestock(2)	6.0	5.9
Fishing	0.5	0.3
Mining and hydrocarbons(3)	12.0	13.8

Total primary production	18.6	20.0
Secondary production:
Manufacturing	13.8	12.6
Construction	5.7	5.5
Electricity and water	1.8	1.9

Total secondary production	21.3	20.0
Services:
Wholesale and retail trade	11.1	10.9
Other services(4):
Transportation	5.6	5.5
Lodging	3.3	3.3
Telecommunication	4.1	4.3
Financial services and insurance	5.9	4.8
Services rendered to private enterprise	5.3	5.2
Government services	4.8	4.8
Other services	10.5	11.9
Taxes	9.5	9.3
Total other services	49.0	49.1

Total services	60.1	60.0
Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

Gross Domestic Product by Sector(1)

(percentage change from previous period, at constant 2007 prices)

	For the six months ended June 30,
	2015	2016
Primary production:
Agriculture and livestock(2)	2.9	1.0
Fishing	19.2	(41.9)
Mining and hydrocarbons(3)	6.0	19.8

Total primary production	5.3	11.9
Secondary production:
Manufacturing	(2.7)	(5.3)
Construction	(7.7)	1.5
Electricity and water	5.0	8.9

Total secondary production	(3.5)	(2.3)
Services:
Wholesale and retail trade	3.7	2.5
Other services(4):	4.1	4.3
Total services	4.0	3.9
Total GDP	2.5	4.1

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank / Nota Semanal No. 31 (August 19, 2016).

During the six months ended June 30, 2016, GDP grew 4.1%, compared to the same period in 2015. This increase was primarily driven by an increased production in mining, fuel, construction and other services. In terms of contribution to GDP in the six months ended June 30, 2016, mining and fuel accounted for 13.8%, construction accounted for 5.5% and other services accounted for 49.1%. In total, the primary and secondary sectors contributed an aggregate of 40.0% to GDP in six months ended June 30, 2016.

Primary Production

During the six months ended June 30, 2016, primary production increased by 11.9% compared to the same period in 2015, due to increased production in, mining and fuel and agriculture and livestock. In terms of contribution to GDP, agriculture and livestock accounted for 5.9% in the six months ended June 30, 2016. In total, the primary sector contributed 20.0% to GDP in the six months ended June 30, 2016.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector contributed 6.0% and 5.9% to GDP in the six months ended June 30, 2015 and 2016, respectively.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 68.8% and 68.9% of agricultural production in the six months ended June 30, 2015 and 2016.

Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 10.7% and 11.4% of agricultural production in the six months ended June 30, 2015 and 2016, respectively.

During the six months ended June 30, 2016, the agriculture and livestock sector grew 1.0% compared to the first six months ended June 30, 2015, due primarily to a growth in the production of poultry, milk, pork and eggs and a favorable climatic conditions for the production of coffee, rice, grapes, cocoa and olives, which was offset by a lower production of corn, sugarcane, cotton and potato.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.3% to GDP in the six months ended June 30, 2016 and 2015. Traditional fish products, however, are Peru’s fourth largest single export after mining and petroleum and natural gas, accounting for 7.0% and 6.6% of exports in the six months ended June 30, 2015 and 2016, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the six months ended June 30, 2016, the fishing sector decreased by 41.9% compared to the same period in 2015, mainly due to a decrease in anchovies for indirect human consumption. The extraction of anchovies in the six months ended June 30, 2016 reached 719,516 tons and compared to the same period of 2015 had a variation of 73.0%.

Mining and Hydrocarbons

The mining and hydrocarbons sector grew in the six months ended June 30, 2016 by 19.8% compared to the same period in 2015 due to an increase in mining production of 26.9% offset by decreased hydrocarbons extraction of 9.2%.

Mining. Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. Although mining constitutes a small part of the country’s GDP, contributing 9.3% to GDP in the six months ended June 30, 2016, mineral products are Peru’s main export and they accounted for 55.6% and 59.3% of total exports by value in the six months ended June 30, 2015 and 2016, respectively. Gold and copper accounted for 21.4% (U.S.$ 3.4 billion) and 26.7% (U.S.$ 4.2 billion) of total exports by value, respectively, during the six months ended June 30, 2016 and 19.9% (U.S.$ 3.3 billion) and 22.5% (U.S.$ 3.7 billion) of total exports by value, respectively, during the same period in 2015. In addition, copper accounted for 45.1% of the total mining exports, in the six months ended June 30, 2016 and 40.5% in the six months ended June 30, 2015.

Hydrocarbons. In the six months ended June 30, 2016, the hydrocarbon sector decreased 9.2% as compared to the same period in 2015, mainly due to lower levels of production of crude oil and liquid natural gas.

Secondary Production

Manufacturing

In the six months ended June 30, 2016, the manufacturing sector decreased by 5.3% as compared to the same period in 2015, primarily due to primary manufacturing activity, which decreased by 14.5% and a decrease of 1.8% in non-primary manufacturing activity.

Primary manufacturing. In the six months ended June 30, 2016, the primary manufacturing sector decreased by 14.5% compared to the same period in 2015, due in part to a better performance in the production and preservation of fish, shellfish, sugar and beef.

Non-primary manufacturing. In the six months ended June 30, 2016, non-primary manufacturing decreased 1.8%, as compared to the same period in 2015, mainly due to a decrease in the production of capital intermediate, consumer goods, and capital.

Construction

The construction sector increased 1.5% in the six months ended June 30, 2016 and contributed 5.5% to GDP. This decrease was associated with an increase in the internal consumption of cement and an increase in the progress of investment projects.

Electricity, Water and Gas

Electricity. In the six months ended June 30, 2016, the electricity sub-sector grew 10.2% due to an increase in the production of electricity in thermal power plants and hydropower plants, compared to the same period in 2015.

Water. In the six months ended June 30, 2016, water grew 1.2% due to the increase in the production volumes of SEDAPAL, SEDAPAR and SEDALIB.

Gas. In the six months ended June 30, 2016, gas increased 9.1% due to growth in the demand of gas from electricity generating plants and other and industries partially offset by a decrease in the distribution of natural gas in the industrial sector.

Services

Wholesale and Retail Trade

In the six months ended June 30, 2016, wholesale and retail trade increased by 2.5% due primarily to a 3.2% increase in wholesale and a 3.0% in retail commerce, offset by a 5.1% reduction of the sale of automobiles.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s GDP that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 4.3% in the six months ended June 30, 2016, compared to the same period in 2015.

As a result, the “Other Services” sector accounted for 49.1% of GDP in the six months ended June 30, 2016, an increase of 0.1% from the same period in 2015.

Public Administration

Based on an audit undertaken of the public sector, the total amount of public employees as of June 30, 2016 was 2,035,156 of which 42.4% are active workers, 44.1% are pensioners and 13.5% are non-personal service workers. Most public employees are placed in regional governments, economy and finance and education ministries.

Privatization and Concessions

In the six months ended June 30, 2016, concessions and privatizations were U.S.$ 1.7 billion and U.S.$ 0.4 billion, respectively, in projected investments. Significant investments were made in energy, and telecommunications and penitentiary systems. Of special importance was the U.S.$1.7 billion telecommunication concession.

Balance Of Payments And Foreign Trade

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

➢	net exports of goods and services;

➢	net financial and investment income; and

➢	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2015(8)	2016(8)
Current account:
Trade balance:
Exports (FOB)(1)	16,438	15,925
Imports (FOB)(1)	(18,601)	(16,765)

Trade balance	(2,162)	(840)
Services, net	(938)	(774)
Of which:	—	—
Net income from tourism(2)	768	798
Net income from transportation(3)	(731)	(599)
Financial and investment income, net(4)	(3,064)	(4,382)
Current transfers, net	1,561	1,906
Of which:	—	—
Workers’ remittances	1,295	1,392

Current account balance	(4,603)	(4,090)
Capital account:
Foreign direct investment	3,707	2,514
Portfolio investment	(3)	(173)
Other medium and long-term capital(5)	(159)	(1,062)
Of which:
Disbursements to the public sector	985	4,028
Other capital, including short-term capital	(394)	(133)

Capital account balance	3,151	1,146
Errors and omissions(6)	(390)	636

Balance of payments	(1,843)	(2,308)

Financing:
Change in gross Central Bank reserves(7)	1,843	2,308
Exceptional financing, net	—	—
Total financing	1,843	2,308
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(4.9)%	(4.4)%

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•	The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•	The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•	Changes in production costs, technology and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

Peru’s current account registered a deficit of U.S.$ 4.1 billion, or 4.4% of GDP in the six months ended June 30, 2016, primarily due to a decrease of U.S.$ 4.4 billion in financial and investment inflows.

Trade Balance

In the six months ended June 30, 2016, exports decreased by 3.1%, compared to the same period in 2015, primarily due to lower prices of petroleum and derivative products compared to the same period in 2015, as well as the contraction in traditional exports to Canada and Spain and non-traditional exports to Colombia. Imports decreased by 9.9% in the six months ended June 30, 2016, compared to the same period in 2015, principally as a result of imports of intermediate goods and raw materials for manufacturing.

In the six months ended June 30, 2016 and 2015, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$9.4 billion during the six months ended June 30, 2016, representing 59.3% of total exports in such period, and valued at U.S.$9.1 billion in the six months ended June 30, 2015, representing 55.6% of total exports for such period;

•	petroleum and derivative products valued at U.S.$0.8 billion during the six months ended June 30, 2016, representing 5.1% of total exports in such period, and valued at U.S.$1.3 billion in the six months ended June 30, 2015, representing 7.7% of total exports for such period;

•	traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$0.6 billion during the six months ended June 30, 2016, representing 4.0% of total exports in such period, and valued at U.S.$ 0.6 billion in the six months ended June 30, 2015, representing 3.7% of total exports for such period;

•	non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$ 0.6 million during the six months ended June 30, 2016, representing 3.7% of total exports in such period, and valued at U.S.$ 0.7 million in the six months ended June 30, 2015, representing 4.1% of total exports for such period; and

•	non-traditional agriculture and livestock exports valued at U.S.$ 2.0 billion during the six months ended June 30, 2016, representing 12.3% of total exports in such period, and valued at U.S.$1.9 billion in the six months ended June 30, 2015, representing 11.8% of total exports for such period.

The following tables provide further information on exports for the periods presented.

Exports(1)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2015	2016
Traditional:
Fishing	615	630
Agricultural	132	158
Mineral	9,141	9,439
Petroleum and derivatives	1,269	812

Total traditional	11,157	11,039
Non-traditional:
Agriculture and livestock	1,939	1,954
Fishing	549	408
Textiles	673	585
Timbers and papers, and manufactures	181	143
Chemical	703	667
Non-metallic minerals	343	306
Basic metal industries and jewelry	555	501
Fabricated metal products and machinery	225	211
Other products(2)	72	66

Total non-traditional	5,239	4,842
Other products(3)	42	43

Total exports	16,438	15,925

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports(1)

(as a percentage of total exports, at current prices)

	For the six months ended June 30,
	2015	2016
Traditional:
Fishing	3.7	4.0
Agricultural	0.8	1.0
Mineral	55.6	59.2
Petroleum and derivatives	7.7	5.1

Total traditional	67.9	69.3
Non-traditional:
Agriculture and livestock	11.8	12.3
Fishing	3.3	2.6
Textiles	4.1	3.7
Timbers and papers, and manufactures	1.1	0.9
Chemical	4.3	4.2
Non-metallic minerals	2.1	1.9
Basic metal industries and jewelry	3.4	3.1
Fabricated metal products and machinery	1.4	1.3
Other products(1)	0.4	0.4

Total non-traditional	31.9	30.4
Other products(2)	0.3	0.3

Total exports	100.0	100.0

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In the six months ended June 30, 2016 and 2015, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$ 8.1 billion in the six months ended June 30, 2015, representing 43.6% of total imports for such period, and valued at U.S.$7.1 billion in the six months ended June 30, 2016, representing 42.3% of total imports for such period;

•	capital goods, such as transportation and building equipment, valued at U.S.$5.9 billion in the six months ended June 30, 2015, representing 32.1% of total imports for such period, and valued at U.S.$5.5 billion in the six months ended June 30, 2016, representing 32.9% of total imports for such period; and

•	consumer goods valued at U.S.$4.1 billion in the six months ended June 30, 2015, representing 22.3% of total imports for such period, and valued at U.S.$4.0 billion in the six months ended June 30, 2016, representing 23.9% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports(1)

(in millions of US dollars, at current prices)

	For the six months ended June 30,
	2015	2016
Consumer goods:
Durable goods	1,960	1,812
Non-durable goods	2,185	2,192

Total consumer goods	4,144	4,004
Intermediate goods:
Petroleum products, lubricants	1,874	1,620
Raw materials for agriculture	634	513
Raw materials for manufacturing	5,601	4,958

Total intermediate goods	8,109	7,091
Capital goods:
Construction materials	724	603
For agriculture	80	75
For manufacturing	3,966	3,640
Transportation equipment	1,198	1,195

Total capital goods	5,968	5,514
Other(2)	380	156

Total imports	18,601	16,765

Memorandum items:
Temporal admission imports(3)	174	126
Imports into free trade zone(4)	93	91

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports(1)

(as a percentage of total imports, at current prices)

	For the six months ended June 30,
	2015	2016
Consumer goods:
Durable goods	10.5	10.8
Non-durable goods	11.7	13.1

Total consumer goods	22.3	23.9
Intermediate goods:
Petroleum products, lubricants	10.1	9.7
Raw materials for agriculture	3.4	3.1
Raw materials for manufacturing	30.1	29.6

Total intermediate goods	43.6	42.3
Capital goods:
Construction materials	3.9	3.6
For agriculture	0.4	0.4
For manufacturing	21.3	21.7
Transportation equipment	6.4	7.1

Total capital goods	32.1	32.9
Other(1)	2.0	0.9

Total import	100.0	100.0

Memorandum items:
Temporal admission imports(2)	0.9	0.7
Imports into free trade zone(3)	0.5	0.5

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna Special Processing Area is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

For the six months ended June 30, 2016, the capital account balance decreased by 63.6%, compared to the same period ended 2015. This decrease in the six months ended June 30, 2016 was due primarily to lower levels of other medium- and long-term capital.

Geographic Distribution of Exports(1)

(as a percentage of total exports, at current prices)

	For the six months ended June 30,
	2015	2016
United States	14.0	14.7
Canada	7.8	5.7
Mexico	1.8	1.3

Total North America	23.8	22.0
Brazil	3.5	3.9
Colombia	3.0	2.1
Chile	3.0	3.0
Venezuela	0.6	0.2
Other	9.8	8.5

Total Latin America and the Caribbean	20.0	17.7
United Kingdom	1.7	1.7
Switzerland	8.2	7.8
Germany	2.3	2.3
Spain	4.0	3.3
Other	8.5	8.4

Total Europe	24.8	23.4
Japan	3.4	3.2
China	19.6	21.6
Other	6.5	10.0

Total Asia	29.4	34.7
Africa and others	1.9	2.1

Total exports	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Geographic Distribution of Imports(1)

(as a percentage of total imports, at current prices)

	For the six months ended June 30,
	2015	2016
United States	20.6	19.7
Canada	1.9	2.1
Mexico	4.9	4.8

Total North America	27.5	26.7
Brazil	4.5	5.6
Colombia	3.4	3.2
Chile	3.0	3.4
Venezuela	0.1	—
Other	8.4	8.0

Total Latin America and the Caribbean	19.3	20.2
United Kingdom	0.7	0.8
Switzerland	0.4	0.5
Germany	3.0	3.0
Spain	1.8	1.8
Other	6.4	7.2

Total Europe	12.3	13.2
Japan	2.7	2.9
China	22.0	22.6
Other	12.8	12.2

Total Asia	37.5	37.7
Africa and others	3.4	2.7

Total exports	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government.

In the six months ended June 30, 2016, foreign direct investment decreased to U.S.$2.5 billion primarily due to decreased equity capital and net liabilities to capitalize enterprises.

For the 2015-2016 period and based on Peru’s privatization and concession initiatives, the Government has announced a portfolio of 6 projects with aggregate value of U.S.$2.4 billion to promote private investments. The projects include initiatives in telecommunications, energy, and penitentiary systems.

The Monetary System

Monetary Policy

The inflation rate for the six months ended June 30, 2016 was 3.29% (which was above the Central Bank’s target annual inflation rate for the period, set between 1% and 3%).

During the six months ended June 30, 2016, the Central Bank maintained the reference rate to 4.25% as of June 30, 2016. The reference rate was maintained at such rate since March 2016 (after three adjustments were made in December 2015, January and February 2016).

Liquidity and Credit Aggregates

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2015	2016
Currency in circulation and cash in vaults at banks	13,956	14,097
Commercial bank deposits at the Central Bank	596	481

Monetary base	14,553	14,578
Gross international reserves	60,072	59,611
Net international reserves	60,017	59,564

Source: Central Bank.

Net international reserves decreased from approximately U.S.$60.0 billion as of June 30, 2015, to approximately U.S.$59.6 billion as of June 30, 2016.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

As of June 30, 2016
Monetary aggregates
Currency in circulation	11,747
M1	20,214
M2	47,497
M3	74,699
Credit by sector(1)
Public sector(2)	(23,871)
Private sector	78,640

Total credit aggregates	54,769
Deposits
Local currency(3)	34,171
Foreign currency(4)	26,994

Total deposits	61,165

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

➢	ESSALUD; and

➢	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

In the six months ended June 30, 2016, the non-financial public sector surplus was U.S.$0.6 billion, or 0.7% of GDP, lower than the same period in 2015 (U.S.$2.8 billion or 3.0% of GDP) due primarily to the decrease in tax revenue that resulted from the impact of tax measures adopted by the government, and higher government spending.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2015	2016
Primary balance (deficit):
Central government	1,775	1,078
Decentralized agencies	679	367
Municipal governments	1,114	191
State-owned enterprises	224	(7)

Primary NFPS	3,792	1,629
Interest payments:
External debt	421	593
Domestic debt	566	567

Total interest payments	989	1,016

Overall NFPS	2,803	613
Financing:
External	(268)	814
Domestic	(2,561)	(1,436)
Privatization	26	9

Total financing	(2,803)	(613)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank / Nota Semanal No. 27 (July 15, 2016).

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	For the six months ended June 30,
	2015	2016
Primary balance
Central government	1.9	1.2
Decentralized agencies	0.7	0.4
Municipal governments	1.2	0.2
State-owned enterprises	0.2	—

Primary NFPS	4.1	1.8
Interest payments:
External debt	0.4	0.5

Domestic debt	0.6	0.6

Total interest payments	1.1	1.1

Overall NFPS	3.0	0.7
Financing:
External	(0.3)	1.0
Domestic	(2.8)	(1.7)
Privatization	—	—

Total financing	(3.0)	(0.7)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank / Nota Semanal No. 27 (July 15, 2016).

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies.

The Government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

In the six months ended June 30, 2016, total Government revenues were U.S.$15.3 billion, or 16.4% of GDP, compared to U.S.$17.0 billion, or 17.9% of GDP, in the same period in 2015.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

In the six months ended June 30, 2016, total Government expenditures were U.S.$ 15.2 billion, or 16.3 % of GDP, compared to U.S.$ 16.1 billion, or 17.0 % of GDP, in the same period in 2015.

In the six months ended June 30, 2016, the primary surplus was U.S.$1.1 billion, or 1.2 % of GDP, compared to U.S.$1.8 billion, or 1.9 % of GDP, in the same period in 2015.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2015	2016
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6,295	6,309
Capital gains tax	—	—
General sales tax	9,041	8,458
Taxes on goods and services	8,170	7,594
Excise taxes	871	864
Import tariffs	263	227
Other taxes	(829)	(1,411)

Total tax revenue	14,770	13,582
Non-tax revenue(3)	2,056	1,660

Total current revenue	16,827	15,242
Capital revenue	153	44

Total fiscal revenue	16,979	15,286
Expenditures:
Current non-financial expenditures:
Wages and salaries	4,288	4,345
Goods and services	3,519	3,652
Current transfers	3,603	3,213

Total current non-financial expenditures	11,410	11,210
Capital expenditures:
Fixed investment	1,969	1,829
Other	1,825	1,170
Of which:
Capital transfers	1,310	900
Total capital expenditures	3,795	2,999

Total expenditures	15,204	14,208
Fiscal balance:
Primary fiscal balance	1,775	1,078
Interest	900	950

Overall fiscal balance	875	128
Financing:
Foreign financing	57	760
Domestic financing	(958)	(897)
Privatization	26	9

Total financing	(875)	(128)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank / Nota Semanal No. 27 (July 15, 2016).

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the six months ended June 30,
	2015	2016
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.7	6.8
Capital gains tax	—	—
General sales tax	9.6	9.1
Taxes on goods and services	8.6	8.2
Excise taxes	0.9	0.9
Import tariffs	0.3	0.2
Other taxes	(0.9)	(1.5)

Total tax revenue	15.6	14.6
Non-tax revenue(3)	2.2	1.8

Total current revenue	17.8	16.4
Capital revenue	0.2	—

Total fiscal revenue	17.9	16.4
Expenditures:
Current non-financial expenditures:
Wages and salaries	4.5	4.7
Goods and services	3.7	3.9
Current transfers	3.8	3.5

Total current non-financial expenditures	12.0	12.0
Capital expenditures:
Fixed investment	2.1	1.9
Other	1.9	1.3
Of which:	—	0.0
Capital transfers	1.4	1.0
Total capital expenditures	4.0	3.2

Total expenditures	16.0	15.2
Fiscal balance:
Primary fiscal balance	1.9	1.2
Interest	1.0	1.0

Overall fiscal balance	0.9	0.1
Financing:
Foreign financing	0.1	0.9
Domestic financing	(1.0)	(1.1)
Privatization	—	—

Total financing	(0.9)	(0.1)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank / Nota Semanal No. 27 (July 15, 2016).

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	For the six months ended June 30,
	2015	2016
Income Tax
Individual	12.9	13.6
Corporate	22.7	25.4
Clearing	6.9	7.4

Total income tax	42.5	46.5
Taxes on goods and services
Value-added tax	55.3	55.9
Excise tax
Fuel tax	2.3	2.5
Other	3.6	3.8
Total excise tax	5.9	6.4

Total taxes on goods and services	61.2	62.3

Import tariffs	1.8	1.7
Other taxes	7.5	8.1
Tax refund	(12.9)	(18.5)

Total tax revenue	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities due by taxpayers.

Source: Central Bank / Nota Semanal No. 27 (July 15, 2016).

The 2017 Budget

The 2017 budget was submitted to the Congress of the Republic of Peru on August, 2016 and it is expected to be approved in November, 2016. The following table summarizes the principal assumptions on which the 2017 budget is based.

Principal Budgetary Assumptions for 2017

Projected real GDP growth	4.8%
Projected (cumulative) inflation	2.8%
Projected average exchange rate	S/.3.48 per dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2017 budget proposal projects the following:

•	fiscal revenues of S/.92.5 billion, or approximately U.S.$28.1 billion;

•	public expenditures of S/.115.2 billion, or approximately U.S.$32.7 billion; and

•	an overall non-financial public sector deficit of U.S.$17.8 billion, or 2.5% of the projected GDP.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities as well as bonds issued in the international capital markets.

External Debt

As of June 30, 2016, taking account of swap agreements, 46.2% of public external debt was denominated in soles. As of June 30, 2016, public external debt totaled U.S.$24.7 billion, or 12.9% of GDP, compared to U.S.$23.6 billion, or 12.3% of GDP, as of June 30, 2015.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of June 30,
	2015	2016
Public sector external debt	19,791	24,671
Total public sector external debt as % of GDP(1)	10.0%	12.9%
Total public sector external debt as % of total exports(1)	53.9%	73.2%

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2015	2016
Public sector external debt(1)	(19,791)	(24,671)
Gross international reserves of the Central Bank	60,072	59,611

Reserves, net of public sector external debt	40,281	34,940

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Peru’s credit ratings are as follows as of March 18, 2015:

•	Fitch: long term issuer default rating of BBB+ (Outlook Stable);

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

•	DBRS: long term foreign currency issuer rating of BBB (high) (Outlook Positive).

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of June 30,
	2015	2016
World Bank:
Disbursements minus principal amortizations	275.7	(61.2)
Disbursements minus principal, interests and commissions	263.9	(87.1)
IADB:
Disbursements minus principal amortizations	0.2	32.8
Disbursements minus principal, interests and commissions	(20.6)	4.8

Source: Ministry of Economy and Finance (Dirección Nacional del Endeudamiento Público, or General Bureau of Public Debt and Treasury).

In March 2015, Peru issued U.S.$545 million in principal amount of its 5.625% U.S. Dollar-Denominated Global Bonds Due 2050 and in May 2015 approved a contingent credit facility with the World Bank for an amount of U.S.$400 million.

Additionally, in May 2015, Peru approved a contingent credit facility with the IADB for an amount of U.S.$300 million. In August 2015, Peru issued U.S.$1,250 million in principal amount of its 4.125% U.S. Dollar-Denominated Global Bond Due 2027. In October 2015, Peru issued €1,100 million principal amount of its 2.750% Euro-Denominated Global Bond Due 2026. In December 2015, Peru approved a contingent facility with the IADB for an amount of U.S.$300 million. In February 2016, Peru issued €1.0 billion principal amount of its 3.750% Euro-Denominated Global Bond Due 2030. Additionally, in February 2016, Peru approved two contingent credits with BIRF for an amount aggregate of U.S.$2.5 billion.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2015	2016
Official creditors:
Multilateral debt:
	2,084	2,128
World Bank	2,114	2,653
IFAD(2)	30	35
IMF	—	—
OPEC(3)	—	—
CAF	1,629	1,641
Other	5	1

Total multilateral debt	5,862	6,458
Bilateral debt:
Paris Club	489	558
United States	38	34
Latin America	1	—
East European countries and China	—	—
Japan (Paris Club)	1,007	1,081

Total bilateral debt	1,535	1,673

Total official debt	7,397	8,130
Private creditors:
Banking	1,146	1,135
Suppliers	17	13

Total private sector debt	1,163	1,148
Bonds:
Brady + Global Bonds	11,231	15,393

Total bonds	11,231	15,393

Total public sector external debt	19,791	24,671

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of June 30,
	2015	2016
Official creditors:
Multilateral debt:
IADB	10.5%	8.6%
World Bank	10.7%	10.8%
IFAD	0.2%	0.1%
IMF	—	—
OPEC	—	—
CAF	8.2%	6.6%
Other	—	—

Total multilateral debt	29.6%	26.2%
Bilateral debt:
Paris Club	2.5%	2.3%
United States	0.2%	0.1%
Latin America	—	—
East European countries and China	—	—
Japan (Paris Club)	5.1%	4.4%
Total bilateral debt	—	—
Total official debt	7.8%	6.8%

Private creditors:	37.4%	33.0%
Banking
Suppliers	5.8%	4.6%
Total private sector debt	0.1%	0.1%

Bonds:	5.9%	4.7%
Brady + Global Bonds	56.7%	62.4%
Total bonds	56.7%	62.4%

Total public sector external debt	100.0%	100.0%

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of June 30,
	2015	2016
Short-term debt	55	47
Medium- and long-term debt	19,791	24,671

Total	19,846	24,718
Short-term debt (as a % of total public sector external debt)	0.3%	0.2%

Medium- and long-term debt (as a % of total public sector external debt)	99.7%	99.8%

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table provides public sector external debt by currency as of June 30, 2016.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	As of June 30, 2016(2)
	U.S.$	%
Currency
U.S. Dollar	20,019	81.1%
Japanese yen	1,171	4.7%
Special Drawing Rights (SDR)(3)	35	0.1%
Euro	2,901	11.8%
Swiss Franc	273	1.1%
Sol(4)	272	1.1%

Total	24,671	100%

(1)	Includes outstanding Cofide loans not guaranteed by Peru.
(2)	Exchange rate as of June 30, 2016.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to soles.

Source: Ministry of Economy (Office of Public Credit).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of June 30,
	2015	2016
Interest payments	489	524
Amortization	921	664

Total public sector external debt service	1,410	1,188
As % of total exports(2)	7.1%	7.2%
As % of total exports and workers’ remittances	6.6%	6.7%
As % of GDP	1.5%	1.3%
As % of total fiscal revenue	8.3%	7.8%

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In the six months ended June 30, 2016, interest payments on public sector external debt was U.S.$524 million, or 1.3% of GDP. In that same period, Peru paid U.S.$71 million to international organizations U.S.$16 million to Paris Club creditors, U.S.$414 million to holders of sovereign bonds, U.S.$1.0 million to holders of Brady bonds, and U.S.$22 million to other creditors.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2015	2016
Long-term debt:
Banco de la Nación	1,244	1,631
Treasury bonds	17,538	18,701
Other	—	—

Total long-term debt	18,782	20,331
Short-term debt	1,094	1,215

Total	19,876	21,546
Total public sector domestic debt, as % of GDP	10.0%	11.3%

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of June 30, 2016
	2015	2016
Central Bank capitalization bonds	65	280
Financial system support bonds	122	—
Debt exchange bonds	367	310
Pension recognition bonds	2,172	2,020
Sovereign bonds	14,813	16,091
Other bonds	—	—

Total	17,538	18,701

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.